                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  Form N-8A

                        NOTIFICATION OF REGISTRATION
                   FILED PURSUANT TO SECTION 8 (a) OF THE
                       INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8 (a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:  VAN KAMPEN AMERICAN CAPITAL SENIOR FLOATING RATE FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

       One Parkview Plaza, Oakbrook Terrace, Illinois 60181

     Telephone Number (including area code): (630) 684-6000

Name and Address of agent for service of process:
Dennis J. McDonnell, One Parkview Plaza, Oakbrook Terrace, Illinois 60181

With copies of Notices and Communications to:

Wayne W. Whalen, Esq.                 Thomas A. Decapo, Esq.                        Ronald A. Nyberg, Esq.
Skadden, Arps, Slate,                 Skadden, Arps, Slate, Meagher & Flom LLP      Van Kampen American Capital Investment
     Meagher & Flom (Illinois)        One Beacon St., 31st Floor                        Advisory Corp.
333 W. Wacker Drive                   Boston, MA 02108                              One Parkview Plaza
Chicago, Illinois 60606                                                             Oakbrook Terrace, Illinois  60181

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section
8(b) of the Investment Company Act of 1940 concurrently with the
filing of Form N-8A:  YES  X     NO
                         ------     ------


                                 SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in Oakbrook Terrace in the State of Illinois on the 30th day of December, 1997.

                                              VAN KAMPEN AMERICAN CAPITAL SENIOR
                                                   FLOATING RATE FUND


[SEAL]

                                              By: /s/ Dennis J. McDonnell
                                                  --------------------------
                                                  Dennis J. McDonnell
                                                  Trustee


Attest: /s/ Nicholas Dalmaso
        -------------------------
    By: Nicholas Dalmaso
        -------------------------
        Assistant Secretary